Wellness Sushi LLC.
Income Statement
From Jan 1st to May 31st, 2022

Sales	207,863
Cost of Good Sold	57,325
Other Income	
Gross Profit	**150,538**
Sellling and G&A Expenses	60,094
Fixed Expenses	14,000
Taxes and License	362
Net Income	**76,082**

Wellness Sushi LLC.
Balance Sheet
As of May 31st, 2022

Assets

Cash and Equivalent	20,382
Account Receivable	323
Inventory	3,536
Total Current Assets	**24,241**
Equipments	5,411
Furniture & Fixtures (New Store)	121,969
Total Fixed Assets	**127,380**
Total Assets	**151,621**

Liabilities and Owner's Equity

Account Payable	101,137
Total Current Liabilities	
Owner's Equity	50,484
Total Liabilities and Owner's Equity	**151,621**

Wellness Sushi LLC.
Statement of Cash Flow
For the 5months Ended May 31st, 2022
Increase (Decrease) in Cash

Cash Flow from Operating	
Net Income	76,082
Change in Inventory	7,022
Change in Account Receivable	752
Change in Account Payable	39,446
Total Cash Flow from Operating	**123,302**
Change in Furnitures & Fixtures	(108,528)
Change in Equipments	601
Total Cash Flow from Investing	**(107,927)**
Member Distributions	-
Change in Owner Equity	-
Total Cash Flow from Financing	**-**
Net Change in Cash Balance	**15,375**
Cash at the Beginning of the year	5,007
Cash at May 31st, 2022	20,382